UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number: 001-34913

CUSIP Number: 829359108

(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SinoTech Energy Limited
Full Name of Registrant

Former Name if Applicable

3/F, No. 19 Ronghua South Road, Beijing Economic-Technological Development Area
Address of Principal Executive Office (Street and Number)

Beijing 100176, People’s Republic of China
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SinoTech Energy Limited (the “Company”) could not file its annual report on Form 20-F for its fiscal year ended September 30, 2011 by March 31, 2012, primarily due to the resignation of Ernst & Young Hua Ming,  LLP (“Ernst & Young”) as the Company’s independent registered public accountant.

As the Company disclosed in its Form 6-K dated September 27, 2011, Ernst & Young had resigned from its engagement as the Company’s independent registered public accountant and had withdrawn its opinion with respect to the Company’s September 30, 2010 financial statements and that opinion should no longer be relied upon.

Therefore, the Company is unable to file its annual report on Form 20-F in a timely manner. The Company cannot estimate when such annual report will be filed at this time.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Rebecca Guo	+86-10	6780-5293
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

The Company has filed all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act during the preceding 12 months; however, as indicated in “Part III—Narrative” above, Ernst & Young had resigned from its engagement as the Company’s independent registered public accountant and had withdrawn its opinion with respect to the Company’s September 30, 2010 financial statements and that opinion should no longer be relied upon. The Company’s September 30, 2010 financial statements were included in the Company’s annual report dated March 31, 2011.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that there will be significant changes in results of operations from the corresponding period for the last fiscal year; however, due to the resignation of the Company’s independent registered public accountant, the Company is not able to reasonably estimate the changes in results of operations.

SinoTech Energy Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2012	By	/s/ Guoqiang Xin
		Name:	Guoqiang Xin
		Title:	Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).